[Letterhead of Shearman & Sterling LLP]

June 19, 2015

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blue Cube Spinco Inc.

Registration Statement on Form S-4

File May 8, 2015

File No. 333-204006

Dear Ms. Long:

On behalf of Blue Cube Spinco Inc. (“Splitco”) and The Dow Chemical Company (“TDCC”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Splitco’s registration statement on Form S-4/S-1 filed with the Commission on May 8, 2015 (the “Registration Statement”) contained in your letter dated June 4, 2015 (the “Comment Letter”), we are submitting this letter containing responses to the Comment Letter. An amendment to the Registration Statement (“Amendment No. 1”) has been filed via EDGAR on the date hereof. In addition, for your convenience, we are sending via courier four clean copies of Amendment No. 1 and four copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold, followed by the related response. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

General

1.	Please ensure consistency of disclosure throughout the documents filed on behalf of Olin Corporation and Blue Cube Spinco Inc. Where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes to the disclosure in those other filings.

RESPONSE: Splitco and Olin Corporation (“Olin”) have revised the documents in response to the Staff’s comment to ensure consistency of disclosure throughout each of the documents filed on behalf of Splitco and Olin, except where the context requires otherwise.

2.	As structured, unless the upper limit is in effect and there is a Mandatory Extension, the final exchange ratio will be made known to the TDCC shareholders on the last trading day prior to the expiration date. In light of the requirements of the Exchange Act Rules 13e-4(d), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b), please demonstrate to us how you intend to comply with these rules’ requirements and inform us of any intent to seek no-action letter relief with respect to the contemplated structure of this exchange offer.

RESPONSE: TDCC is cognizant of the requirements of Rules 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and we have submitted a request for no-action relief on TDCC’s behalf to David Orlick in the Office of Mergers and Acquisitions on the date hereof.

3.	We will process this filing without material information related to the exchange offer. Since disclosure such as the value per share of Splitco common stock received in the exchange, or the upper limit with respect to the number of shares of Splitco common stock that may be issued in the exchange offer, triggers a number of disclosure matters, we will need sufficient time to process the amendment when this information is included. Please understand that the effect of revised disclosure throughout the relevant documents may result in new issues being raised in the comment process.

RESPONSE: We understand that the Staff will need sufficient time to review revised disclosure once incorporated throughout the relevant documents and that such disclosure may trigger a number of disclosure matters and result in new issues being raised in the comment process.

4.	You disclose that in the event the exchange offer is undersubscribed, any remaining shares of Splitco common stock owned by TDCC will be distributed on a pro rata basis to TDCC shareholders whose shares of TDCC common stock remain outstanding after the consummation of the exchange offer. It appears that in the event of a distribution of any outstanding shares of Splitco common stock to the TDCC shareholders via a spin-off, TDCC should be identified as an underwriter as such term is defined in Section 2(a)(11) of the Securities Act. Please revise your disclosure accordingly.

RESPONSE: TDCC does not believe it should be identified as an underwriter within the meaning of Section 2(a)(11) of the Securities Act with respect to the distribution of shares of Splitco common stock in the exchange offer (and, if applicable, the pro rata distribution). TDCC believes that identifying TDCC as an underwriter would give more weight to the form of the exchange offer transaction rather than to the substance of the transaction as a whole.

TDCC does not believe that the issuance of shares of Splitco’s common stock should be viewed as a purchase of Splitco common stock by TDCC with a view towards distribution. Splitco is merely a vehicle to effect the transactions contemplated by the Registration Statement in an efficient manner and the issuance of Splitco’s common stock to TDCC and subsequent offering of Splitco’s common stock in the exchange offer is essentially an intermediary step to effect the ultimate transfer of the Dow Chlorine Products Business to Olin. In exchanging shares of common stock of Splitco for shares of common stock of TDCC, TDCC is not acting as an intermediary between Splitco and the purchasers of Splitco’s common stock in distributing shares of common stock for Splitco’s account and, therefore, is not acting as an underwriter within the meaning of Section 2(a)(11) of the Securities Act. As such, TDCC believes that the exchange offer should be viewed in the context of the transaction as a whole in which TDCC is transferring the Dow Chlorine Products Business to Olin and that the distribution of Splitco’s common stock in the exchange offer should not be viewed as a public offering of Splitco’s common stock by TDCC on behalf of the Dow Chlorine Products Business.

This analysis is supported by the view of the Division of Corporation Finance as set forth in Staff Legal Bulletin No. 4, dated September 1, 1997. The Bulletin focuses on whether a spin-off is a “sale” of securities by a parent. Although the Bulletin only addresses the question of whether a parent is deemed to be an “underwriter” in the context of a spin-off of restricted securities, TDCC believes that the Bulletin provides useful guidance in connection with the proposed transaction. The Bulletin distinguishes between a parent that recently acquired restricted stock from a third-party (e.g., in the recent acquisition of the subsidiary) and a parent that formed the subsidiary being spun off. In the case of the former, the Bulletin notes that the parent may be an underwriter (unless shares are held for more than 2 years) and in the latter case, in the view of the Division the parent would not be deemed to be an underwriter regardless of when the subsidiary was formed. Splitco believes that the formation of Splitco and the issuance of shares of Splitco’s common stock to TDCC to facilitate the transaction with Olin is analogous to the latter situation. Based on the foregoing, TDCC believes that it is not an underwriter within the meaning of Section 2(a)(11) of the Securities Act with respect to the distribution of the shares of Splitco common stock in the exchange offer.

5.	Please briefly describe the Splitco securities. See Item 202 of Regulation S-K and Item 4(a)(3) of Form S-4.

RESPONSE: We have revised the Registration Statement in response to the Staff’s comment to include the requested information. See “Description of Splitco Common Stock” on page 226 of Amendment No. 1.

6.	In a tabular format, please disclose the share and ownership percentages for the directors and executive officers of both TDCC and Olin on an individual basis. Please refer to Item 8 of Schedule TO-I and Item 1008 of Regulation M-A.

RESPONSE: We respectfully advise the Staff that the share and ownership percentages for the directors and executive officers of TDCC and Olin on an individual basis are included in tabular format on pages 230 and 231 of Amendment No. 1.

7.	We note disclosure throughout the document regarding the Tag Event. Please disclose whether you intend to ensure that the exchange offer will remain open for a specified number of business days after the occurrence of a Tag Event, and provide a supporting analysis under the tender offer rules for the position you are taking in this regard.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that on

June 5, 2015, TDCC received notice that the JV Partner intends to exercise its right to transfer all of its equity interests in the JV Entity to TDCC or TDCC’s designee in connection with the Transactions pursuant to the organizational documents of the JV Entity. We have updated the Registration Statement with the appropriate disclosures to reflect the occurrence of the Tag Event.

8.	Please disclose the date certain after which tendered securities may be withdrawn, if not yet accepted for payment by that time.

RESPONSE: We respectfully refer the Staff to the disclosure included on page 77 of the Registration Statement which discloses that the date certain after which tendered securities may be withdrawn, if not yet accepted for payment by that time, is the date that is forty business days from the commencement of the tender offer.

9.	Disclosure throughout the document states that the exchange offer is designed to permit offerees to exchange their shares of TDCC common stock for a number of shares of Splitco common stock that corresponds to a specified percentage discount to the equivalent amount of Olin common stock. However, other disclosure appears to indicate that the exchange offer is designed to permit offerees to exchange their shares of TDCC common stock for a number of shares of Splitco common stock that corresponds to a specified percent discount to 0.80586207 of an equivalent amount of Olin common stock. Please confirm, and, if true, revise your disclosure. Please also advise why you will not merely be multiplying the specified percentage discount by 0.80586207 when expressing the discount in the offer document.

RESPONSE: We confirm that the exchange offer is designed to permit offerees to exchange their shares of TDCC common stock for a number of shares of Splitco common stock that corresponds to a specified discount to 0.87482759 shares of Olin common stock, the Tag Event exchange ratio specified in the Merger Agreement. We have updated the Amendment No. 1 with the appropriate disclosures in response to the Staff’s comment.

Please also see the supplemental example of the exchange offer calculations provided in response to comment 21.

Registration Statement Cover Page

10.	Since you have included Item 512(a) of Regulation S-K undertakings, please check the Rule 415 box on the cover of the registration statement.

RESPONSE: The Item 512(a) undertaking was inadvertently included and has been removed in response to the Staff’s comment. We have revised the undertakings on page II-1 of Amendment No. 1 accordingly.

Prospectus Cover Page

11.	To improve the clarity of the disclosure on the cover page and give readers additional context, please consider including disclosure to the effect that the transaction is being undertaken to transfer TDCC’s chlorine products business to Olin and will result in TDCC shareholders becoming shareholders of 50.5% of Olin. Please also limit your cover page to one page, as contemplated by Item 501 of Regulation S-K.

RESPONSE: We have revised the cover page of the prospectus in Amendment No. 1 in response to the Staff’s comment.

12.	The disclosure at the end of the fourth paragraph contemplates a “voluntary extension following a Mandatory Extension.” In an appropriate section of the filing please disclose the circumstances when the exchange offer may be voluntarily extended following a Mandatory Extension, and whether the upper limit will be in effect for the entire period of such voluntary extension.

RESPONSE: TDCC has concluded that the possibility of a voluntary extension following a Mandatory Extension is remote, and therefore has elected to delete this term. We have revised the disclosure on the prospectus cover page accordingly.

Questions and Answers About this Exchange Offer and the Transactions, page 5

Questions and Answers About this Exchange Offer, page 5

Who may participate in this Exchange Offer?, page 5

13.	Please disclose whether the legal limitations described under this heading could cause the exchange offer to be undersubscribed.

RESPONSE: TDCC believes a substantial majority of its shareholders are U.S. investors and does not expect the legal limitations described under this heading to cause the exchange offer to be undersubscribed.

Is there a limit on the number of shares of Splitco common stock I can receive for each share of TDCC common stock that I tender?, page 6

14.	Please provide corresponding information for a Tag Event.

RESPONSE: As explained in our response to comment 7, the Tag Event will occur and we have updated the disclosure on page 6 of Amendment No. 1 to reflect the occurrence of the Tag Event.

What shareholder approvals are needed in connection with the Transactions?, page 20

15.	Please disclose, if true, that TDCC will approve the Merger, as the sole shareholder of Splitco, prior to the split-off/spin-off of Splitco.

RESPONSE: We have revised page 20 of Amendment No. 1 in response to the Staff’s comment.

Summary, page 21

General

16.	In anticipation of the filing of a Schedule TO-I in connection with the exchange offer, please observe in full the disclosure requirements of Item 3 to Schedule TO-I and Item 1003 of Regulation M-A.

RESPONSE: We have revised pages 89-94 and 96-99 of Amendment No. 1 in response to the Staff’s comment.

Q: What are the key steps of the transaction?, page 15

17.	In the third bullet point, please state the amount of new indebtedness that Splitco will incur. Please also clarify how TDCC will receive only $2,030 million from the Special Payment (of $875 million) and the Debt Exchange (which is funded by Splitco in cash or in Splitco Securities equal to the Above Basis Amount of $2,030 million).

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 15 of Amendment No. 1 to state the amount of new indebtedness that Splitco and Olin expect to incur.

In response to the final part of the Staff’s comment, we respectfully advise the Staff that, pursuant to the terms of the Merger Agreement, TDCC will receive $2,030 million in total from the Special

Payment and the Debt Exchange, subject to adjustment based on Splitco’s working capital in accordance with the terms of the Separation Agreement. The Special Payment will be in the amount of the Below Basis Amount, which is expected to be $875 million, subject to increase or decrease if elected by TDCC in accordance with the terms of the Separation Agreement. The Below Basis Amount is intended to be equal to TDCC’s tax basis in the assets transferred to DCP and will be paid in cash. The Above Basis Amount will be equal to $2,030 million less the Below Basis Amount. The sum of the “Above Basis Amount” and the “Below Basis Amount” as each of those terms is defined in “Helpful Information” on page 1 of Amendment No. 1 will be $2,030 million because, while the Below Basis Amount is $875 million, subject to increase or decrease if elected by TDCC in accordance with the terms of the Separation Agreement, the Above Basis Amount is $2,030 million less the Below Basis Amount.

Structures Following the Separation…; Structures Immediately Following the Merger, pages 25 and 26

18.	Please clarify that the “Current TDCC Shareholders” in these two tables are the TDCC shareholders who do not participate in the exchange offer. Based on your disclosures, we understand that after the distribution, only TDCC Shareholders who did not participate in the exchange offer will remain as TDCC Shareholders. Please add footnote clarifying that the remaining shareholders of TDCC will also be shareholders of Olin if there is a clean-up spin-off.

RESPONSE: We have revised pages 25-26 and 153-154 of Amendment No. 1 in response to the Staff’s comment.

Summary Comparative and Pro Forma Per Share Data, page 41

19.	Please tell us what your consideration was to including historical and equivalent pro forma per share data for DCP consistent with Item 3(f) of Form S-4.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the assets to be transferred to DCP have historically been owned and operated by Splitco’s parent, TDCC, and its subsidiaries, rather than by Splitco. Therefore, the Company respectfully submits that historical per share data for DCP or Splitco is not material to investors, because DCP’s assets were owned and operated by TDCC and its subsidiaries during all historical periods. Further, DCP will be contributed to Splitco immediately prior to the Distribution and the Splitco shares will subsequently be converted into the right to receive Olin shares immediately after the Distribution. The value of Splitco common stock is based on the value of Olin common stock to be issued in the Merger, and offerees who elect to tender their shares will become Olin shareholders. Therefore, pro forma per share data for DCP as an independent entity is not material to shareholders’ decision to tender their shares of TDCC common stock. As a result, we respectfully advise the Staff that the pro forma per share data that would be material to shareholders’ decision to tender their shares of TDCC common stock is the pro forma per share data for Olin, which is included on page 42 of Amendment No. 1.

Cautionary Statement on Forward-Looking Statements, page 61

20.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

RESPONSE: We have revised page 63 of Amendment No. 1 in response to the Staff’s comment.

This Exchange Offer, page 63

21.	So that we can better understand how the pricing terms of the exchange offer and the merger operate, please include the information that is currently left blank on pages 63 through 66 in your next amendment. Alternatively, provide us supplementally with a working example of the calculations discussed on these pages, using, if necessary, a hypothetical VWAP for TDCC and Olin, percentage discount to the per-share value of the shares of Olin common stock, upper limit, and other information needed to illustrate the operation of the pricing terms.

RESPONSE: We are submitting supplementally a copy of the pages you reference with hypothetical calculations that provide a working example as you requested.

22.	Please confirm supplementally that the offer will be open at least 20 full business days to ensure compliance with Rule 14e-1(a) of Regulation 14E under the Exchange Act. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders.

RESPONSE: TDCC confirms that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of Regulation 14E under the Exchange Act. TDCC also confirms that the expiration date will be included in the final prospectus disseminated to security holders.

Proration; Tenders for Exchange…, page 67

23.	We note your disclosure that “[b]eneficial holders of more than 100 shares of TDCC common stock are not eligible for the foregoing ‘odd-lots’ preference.” Please revise to refer to holders of “100 or more” shares, consistent with Rule 13e-4(f)(3)(i).

RESPONSE: We have revised page 69 of Amendment No. 1 in response to the Staff’s comment.

Tendering Your Shares After the Final Exchange Ratio Has Been Determined, page 72

24.	We note the following disclosure on page 73: “If you hold shares of TDCC common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must submit any notice of guaranteed delivery on your behalf. It will generally not be possible to direct such an institution to submit a notice of guaranteed delivery once that institution has closed for the day.” Please disclose that as a result, stockholders should consult with the institution through which they hold shares on the procedures that must be complied with and the time by which such procedures must be completed in order for that institution to provide a notice of guaranteed delivery on such holder’s behalf prior to 8:00 a.m. on the expiration date.

RESPONSE: We have revised page 75 of Amendment No. 1 in response to the Staff’s comment.

Conditions for Consummation of this Exchange Offer, page 79

25.	We note your disclosure on page 79 regarding TDCC’s failure to exercise its rights to waive an offer condition. Please note than when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to the shareholders. Please confirm your understanding in your response letter.

RESPONSE: TDCC understands that when a condition is triggered and TDCC decides to proceed with the offer anyway, the decision constitutes a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, TDCC may be required to extend the offer and re-circulate new disclosure to the shareholders.

Material U.S. Federal Income Tax Consequences, page 80

26.	We note that here and elsewhere, your discussions of tax consequences to holders of TDCC common stock and Olin common stock assume that each of the distribution and the merger will qualify as a “reorganization” under Sections 355 and 368(a) of the Internal Revenue Code, as applicable. We also note that the closing of the transactions is conditioned upon delivery of tax counsels’ opinions that the transactions will qualify as reorganizations. Please note that unless the delivery of these opinions is a non-waivable condition to the completion of the merger, the opinions must be filed as exhibits to the registration statement prior to effectiveness and the prospectus should be revised to state counsels’ opinion that the transactions qualify as reorganizations. Please tell us whether you plan to file clean tax Opinions and amend the disclosure prior to effectiveness. We may have additional comments upon review of your response.

RESPONSE: We respectfully acknowledge the Staff’s comment, and advise the Staff that the opinion of Shearman & Sterling LLP as to certain tax matters will be filed in a subsequent amendment to the Registration Statement as Exhibit 8.1 and the opinion of Cravath, Swaine & Moore LLP as to certain tax matters will be filed in a subsequent amendment to the Registration Statement as Exhibit 8.2. We also respectfully advise the Staff that we intend to amend the disclosure in the Registration Statement prior to effectiveness to state counsels’ opinion that the transactions qualify as reorganizations.

Results of Operations, page 101

27.	Please quantify the extent to which increases/decreases in volumes sold and increases/decreases in prices contributed to the increase or decrease in net sales and income before taxes on the consolidated and segment results during each period presented. Please refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K for guidance.

RESPONSE: We have revised pages 108-112 of Amendment No. 1 in response to the Staff’s comment.

28.	Please expand your disclosure to discuss the main cost drivers affecting cost of sales and how those costs impacted your consolidated and segment income before taxes during each period presented, as well as management’s expectations of how they may impact future results in order for an investor to understand all material items impacting your results. As an example; we note that for the period ended December 31, 2014, CAV net sales increased by 4% while EBITDA increased by 184%; however there does not appear to be a robust analysis of the reasons behind this significant increase in EBITDA. As such, your narrative should include a discussion quantifying the significant components of your cost of sales, analysis of the changes, and discussion of expected trends and known effects on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

RESPONSE: We have revised pages 108-112 of Amendment No. 1 in response to the Staff’s comment.

Liquidity and Capital Resources, page 104

29.	Please substantially review your disclosures to include a discussion of the changes impacting cash flows for DCP for each period presented. Furthermore, please ensure that the discussion includes an analysis of the material factors impacting cash flows rather than reiterating information easily obtainable from your consolidated statement of cash flows. Please refer to Section 501.13.b. of the Financial Reporting Codification for guidance.

RESPONSE: We have revised page 113-114 of Amendment No. 1 in response to the Staff’s comment.

30.	Please update your disclosures to include all the required items and the full contractual obligations table per Item 303(a)(5) of Regulation S-K. As an example, we note that DCP has certain operating leases as disclosed on page F-17 which are not included in the existing disclosure. As such, please ensure that the revised disclosure includes all of DCP’s obligations that it expects to make within the next five years and beyond. Furthermore, revise your disclosures to include a footnote to your table of contractual obligations which summarizes the new indebtedness to be entered into in connection with this transaction.

RESPONSE: We have revised disclosure of Contractual Obligations on page 115 of Amendment No. 1 in response to the Staff’s comment. Note that as disclosed in Note 13 – Leased Property on page F-17, there are no non-cancelable lease terms in excess of one year, thus no lease obligations have been included in the updated contractual obligations disclosure.

Unaudited Pro Forma Condensed Combined Balance Sheet of Olin and the Dow Chlorine Products Business, page 114

31.	Please rename the caption titled “Noncontrolling Interest” for $207 million on the unaudited pro forma condensed combined balance sheet to reflect the redeemable nature of that noncontrolling interest and to distinguish it from the noncontrolling interest in permanent equity.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that on June 5, 2015, TDCC received notice that the JV Partner intends to exercise its right to transfer all of its equity interests in the JV Entity to TDCC or TDCC’s designee in connection with the Transactions pursuant to the organizational documents of the JV Entity. Therefore, the Tag Event will occur. In future filings, the assets transferred to DCP will include 100% of the equity interests in the JV Entity and there will not be a redeemable noncontrolling interest on the unaudited pro forma condensed combined balance sheet.

Preliminary Purchase Price Allocation, page 118

32.	We note that the purchase price allocation is preliminary. Please provide summarized disclosures that discuss the potential impact of changes in the preliminary purchase price allocations on the pro forma financial statements. Please refer to ASC 805-10-50-6 for guidance.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 127-128, to include discussion for the potential impact of changes in the preliminary purchase price allocation on the pro forma financial statements.

33.	Please include a discussion of the specific underlying factors that are expected to lead to goodwill being recognized in the acquisition. Please refer to ASC 805-30-50-1.a. for guidance.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 127-129, to include discussion for the underlying factors that are expected to lead to goodwill being recognized in the acquisition.

Note 3. Balance Sheet Adjustments, page 118

34.	We note the disclosures you provided in footnote (N). Please expand your disclosure to help reconcile the amounts reflected for your expected transaction costs of $40 million and payment of non-qualified pension plans of $16 million to the pro forma adjustment of $90 million that adjusts retained earnings on the face of the unaudited pro forma condensed combined balance sheet.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 134, to expand the disclosure to reconcile these amounts. A change in control under these non-qualified pension plans will require the recognition of $16 million of additional expense. Additionally, the termination of these plans results in the transfer of $21 million of unamortized actuarial losses from accumulated other comprehensive loss to retained earnings.

Note 4. Income Statement Adjustments, page 122

35.	We note adjustments for the “re-pricing” of transactions with TDCC, including an adjustment to increase pro forma sales by $31 million, decrease pro forma cost of goods sold by $46 million, and decrease pro forma selling and administration expense by $6 million. Please explain how you calculated these adjustments and how they are factually supportable given the potential unknown impacts of applying terms of new agreements to past transactions.

RESPONSE: Pursuant to the Separation Agreement, agreements for the long-term supply of raw materials to TDCC from DCP and to DCP from TDCC and long-term service agreements with TDCC providing services to DCP and DCP providing services to TDCC will be executed at the closing date of the Merger. These agreements have not been signed but are agreed to and are not subject to further change or negotiation as agreed upon in the Separation Agreement. A discussion of these agreements is included under “Other Ancillary Agreements” on pages 221-225 of Amendment No. 1. These agreements provide the basis for the “re-pricing” adjustments for transactions with TDCC included in the pro forma adjustments.

The primary DCP manufacturing facilities will be co-located with TDCC creating integrated activities upon closure of the Merger. Long-term supply and service agreements will enable TDCC and DCP to leverage facility operational scale to minimize these costs for each company.

The pro forma adjustments were calculated by the change between the historical pricing to and from TDCC that are included in the DCP historical financials and the defined pricing to and from TDCC in these agreements. These pricing changes were then applied to the actual volumes involved in transactions between DCP and TDCC which are reflected in the DCP historical financials.

The agreements were reviewed individually to assess the pricing terms and volumes relative to the historical operations. Pro forma adjustments were made for ‘re-pricing’ on a contract by contract basis where the new pricing terms represented both (a) an arms-length transaction between a co-located large buyer and large seller and (b) a formula that would approximate market price for the volume sold at a specific point in time (i.e. using inputs such as publicly available indices for a specific material such that the pro forma adjustment for a specific material purchased in February 2014 would have the new pricing mechanism applied with inputs from February 2014). These new pricing terms for each raw material were applied to the historical volumes and reflect only the known impacts of the terms of the contracts. As noted above, the agreements are not subject to change or negotiation as agreed upon in the Separation Agreement. As such, the pro forma adjustments are appropriate and considered to be factually supportable.

Selected Historical Financial Data, page 108

36.	Please provide TDCC’s ratio of earnings to fixed charges. Refer to Item 10 of Schedule TO and Item 1010 of Regulation M-A.

RESPONSE: We have revised page 119 of Amendment No. 1 in response to the Staff’s comment.

Debt Financing, page 199

37.	Please disclose whether any of the Splitco Securities, or the other debt securities referred to in this section, will be convertible, and, if so, disclose what they will be convertible into. We may have further comments upon reviewing your response. Please also provide your analysis as to the materiality of the final structure of the debt financing in relation to an offeree’s decision to tender.

RESPONSE: We have revised pages 215 and 3 of Amendment No. 1 in response to the Staff’s comment to indicate that none of the Splitco Securities, or other debt securities referred to in the Debt Financing section, will be convertible into any other security.

In response to the final part of the Staff’s comment, we respectfully advise the Staff that because the Olin’s leverage will increase after the consummation of the Transactions, Olin considers the total amount of debt to be incurred by Olin and Splitco in connection with the Transactions to be material to an offeree’s decision to tender, but does not consider the final structure of the debt financing to be material to an offeree’s decision to tender. The pro forma balance sheet included in page 124 of Amendment No. 1 indicates the total amount of debt which Olin expects to be responsible for after the consummation of the Transactions. Olin has revised its disclosure on page 214 of Amendment No. 1 to indicate that as a result of the financing activities, Olin’s leverage will increase after the consummation of the Transactions

Security Ownership of Olin Common Stock, page 214

38.	Please disclose the natural persons who have voting or dispositive power over the shares held by the entities in the table on page 214.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 231-232 of Amendment No. 1 to provide the persons or persons with voting power and dispositive powers for each of the entities listed as beneficial owners to the extent that such information is publicly available on Schedules 13D and 13G that are filed with respect to Olin. With respect to Schedule 13G, the person or persons listed may or may not be natural persons. Olin notes, however, that the entities referenced above did not report in their respective Schedules 13G any natural persons with voting or investment control of the respective entities. Further, we have no independent knowledge regarding any natural persons with voting or investment control over the shares of our stock held by these entities. All of the entities referenced above are Schedule 13G filers who have filed pursuant to Rule 13d-1(b) under the Exchange Act. We note that Schedule 13G, unlike Schedule 13D, does not require disclosure with regard to natural persons who serve in designated governance capacities or otherwise control one of the types of entities listed in General Instruction C of Schedule 13D.

The Dow Chlorine Products Business, Notes to the Combined Financial Statements Note 9. Accrued and Other Liabilities, page F-14

39.	We note your disclosure that DCP is a party to a supply agreement to provide a customer with an established volume of vinyl chloride monomer each month beginning January 2011 through December 2020. Additionally, due to customer prepayments, a deferred revenue balance was created and is being amortized on a straight line basis over the term of the agreement. Please tell us whether the established volume is the same for each month during the term of the agreement. If it is not the same, please tell us what consideration was given to amortizing the deferred revenue balance on a proportional basis over the term of the agreement.

RESPONSE: The deferred revenue is a capacity reservation fee for the same volume each month during the term of the agreement. Therefore, amortization of the prepayment is on a straight line basis.

Note 10. Variable Interest Entity, page F-15

40.	We note your disclosure that DCP holds a variable interest in a joint venture that owns and operates a membrane chlor-alkali facility and that DCP is considered the primary beneficiary and that as a result you consolidate the joint venture. Please explain to us in detail your basis for consolidating the joint venture in light of disclosure on page 194 which indicates that TDCC will transfer its equity interests to DCP in the JV which constitute a 50% interest. In providing your response, please tell us in detail: (i) the basis for your conclusion that the joint venture, by design, is a variable interest entity based on the conditions in ASC 810-15-15-14; and (ii) the basis for your conclusion that you have the power to direct the activities of the joint venture that most significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the joint venture based on the provisions of ASC 810-10-25-38A through 25-38G. Also, please refer to the disclosure requirements in ASC 810-10-50.

RESPONSE: DCP determined the JV is a VIE in accordance with ASC 810-10-15-14 because the holders of the equity investment at risk lack the characteristic of 810-10-15-14(b)(2) – the obligation to absorb the expected losses of the entity – due to the following:

•	The cost-plus price formula in the offtake agreement for the primary output of the JV ensures the JV entity recovers its costs, pays its debt and receives a return; and

•	DCP absorbs losses of the JV entity by providing the JV with a below-market license agreement.

DCP determined it is the primary beneficiary of the VIE in accordance with ASC 810-10-25-38A based on the following:

•	DCP has the power to direct the activities of the JV that most significantly impact the JV’s financial performance through DCP’s arrangements to provide operation and maintenance services, utilities, raw materials, marketing of co-products, and conversion of the other JV member’s offtake commitments into ethylene dichloride at a plant owned by DCP.

•	DCP has the obligation to absorb losses and right to receive benefits that could potentially be significant to the JV through its captive internal consumption of product under a cost plus price formula in the offtake agreement, and fixed price put/call equity options.

The disclosure objectives of ASC 810-10-50 and guidance in ASC 810-10-50-10 were considered. We believe that the disclosure requirements have been addressed on the face of the balance sheet and in Note 1 and Note 10 in the financial statements.

Note 11. Commitments and Contingent Liabilities, page F-15

41.	We note your disclosure regarding various litigation matters that DCP is a party to. Additionally, we note the disclosure for the arbitration proceedings related to the joint venture litigation. Please clarify whether a liability has been recorded for any of those contingencies because it is probable and estimable. If a loss is not probable but it is reasonably possible and the amount involved could be material please disclose the claim and an estimate of the amount or range of possible loss or a statement that such an estimate cannot be made. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please refer to ASC 450-20-50 for guidance.

RESPONSE: DCP’s probable outcome analysis is a comprehensive legal and privileged analysis which holistically takes into account all of the legal and factual circumstances of the case, the trial record and the applicable law, the likelihood of any adverse outcomes to these matters, as well as ranges of probable losses. Such analysis is prepared quarterly to determine if a loss is deemed probable and reasonably estimable, or if not, if a range of loss is determinable for those cases where a loss is determined to be reasonably possible. A determination of the amount of the reserves required, if any, for these contingencies is made after thoughtful analysis of each known claim. Per ASC 450 “Contingencies”, a reserve is recorded when a loss is probable and reasonably estimable. DCP has recorded liabilities of $9 million (See Note 9 on page F-14) for the probable outcome of the various litigation matters DCP is a party to.

As to the joint venture litigation disclosed in Note 10 on page F-15, after taking all circumstances into account, DCP concluded that a loss for the arbitration proceedings related to the joint venture litigation matter is neither probable nor estimable under the FASB Accounting Standards Codification Topic 450, Contingencies (“ASC 450”). The arbitration proceedings are ongoing and as such, a reasonable estimation of a potential loss, if any, is not determinable at this time.

Note 18. Operating Segments and Geographic Areas, page F-21

42.	Your table on page F-21 indicates that sales to customers in the rest of the world comprised approximately 40% of your total foreign sales for the year ended December 31, 2014, and December 31, 2013, and 37% for the year ended December 31, 2011. Please tell us how you considered ASC 280-10-50-41(a) and supplementally confirm that you did not derive a material amount of revenues from external customers from any individual country within the rest of the world for any of the periods presented.

RESPONSE: Sales by customer location were aggregated at a country level for consideration of the disclosure requirement in ASC 280-10-50-41(a). DCP has a global customer base. Germany is the only country with a sales concentration above ten percent for any of the three years presented. Therefore, our disclosure presents sales for the United States (country of domicile), Germany and Rest of World.

Exhibit 23.4

43.	We note that the date of the report as disclosed does not match with the date of the report provided by KPMG LLP in the Form 10-K as of December 31, 2014. Please have KPMG revise the consent filed as an exhibit as necessary.

RESPONSE: In response to the Staff’s comment, KPMG has revised the consent filed as Exhibit 23.4 to Amendment No. 1.

44.	Please file the JP Morgan opinion as an exhibit.

RESPONSE: In response to the Staff’s comment, we have filed the opinion of J.P. Morgan Securities LLC as Exhibit 99.10 to Amendment No. 1.

We hope that the foregoing and the revisions to the Registration Statement have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 848-7333 or by email at richard.alsop@shearman.com.

Sincerely,

/s/ Richard B. Alsop

Richard B. Alsop